Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended December 31, 2008

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s consolidated financial statements for the period ended December 31, 2008, in connection with the medium-term note program established by the Company under its prospectus supplement dated March 12, 2007 to a short form base shelf prospectus dated March 12, 2007.

The pro forma interest requirement on the Company’s outstanding indebtedness was $394,000,000 for the 12 months ended December 31, 2008. The Company’s earnings before interest and income tax for the 12 months ended December 31, 2008 were $920,500,000, which is 2.3 times the Company’s pro-forma interest requirements for that period.